GRANT OF OPTIONS

VANCOUVER, BRITISH COLUMBIA, March 21, 2006 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company”) announces that effective March 21, 2006, the Company has granted, under its Share Option Plan, incentive stock options to directors, officers and employees to purchase up to 2,170,000 common shares in the capital of the Company. The options are exercisable at a price of $1.74 per share for a period of five years ending on March 21, 2011.

PINE VALLEY MINING CORPORATION

“Graham Mackenzie”

Graham Mackenzie

President and Chief Executive Officer

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Contacts:

Sam Yik

Martin Rip

Vice President Corporate Development

and Commercial Operations

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.